UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at January 9, 2006

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 9, 2006

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.northerndynasty.com

Drilling at Pebble Continues To Expand
High-Grade East Zone Porphyry Discovery

Initial Resource Estimate of East Zone in Progress

Assessment of Potential Significant Benefits of East Zone
and Feasibility Study and Permitting Timing

January 9, 2006, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSXV:NDM; AMEX:NAK) announces assay results for core Holes 5334 through 5337, recently completed in the newly identified East Zone porphyry copper-gold-molybdenum system which adjoins the Pebble deposit on the east. Drilling continues to expand this major new discovery. Highlights include:

- Hole 5334 intersected 915 feet grading 1.38% copper equivalent (CuEQ1) comprising 0.62% Cu, 1.06 g/t Au, 0.023% Mo. Included in this intersection is a 330 foot interval grading 1.82% CuEQ (0.64% Cu, 1.81 g/t Au, 0.019% Mo).
- Hole 5335 intersected 2478 feet grading 1.21% CuEQ comprising 0.81% Cu, 0.44 g/t Au, 0.023% Mo.
- Hole 5336 intersected 2584 feet grading 1.13% CuEQ (0.67% Cu, 0.23 g/t Au, 0.055% Mo). Included in this intersection is a 646 foot interval grading 1.42% CuEQ (0.85% Cu, 0.33 g/t Au, 0.052% Mo).
- Hole 5337 intersected 2028 feet grading 1.28% CuEQ (0.83% Cu, 0.34 g/t Au, 0.041% Mo). Included in this intercept is a 758 foot interval grading 1.70% CuEQ (1.25% Cu, 0.37 g/t Au, and 0.038% Mo).

Results from Holes 5334 through 5337 (4 holes), combined with drill hole results announced on September 21 (8 holes), October 20 (2 holes), and November 1, 2005 (1 hole), indicate the new porphyry system hosts a substantial volume of mineralized material with excellent copper, gold and molybdenum grades. A tabulation of assay results from all 2005 East Zone discovery holes is attached to this news release. The area influenced by these widely-spaced drill holes measures about 4000 feet by 4000 feet. Drill intercepts have a vertical dimension of about 2000 feet on average and most holes stopped in mineralization due to depth limitations of the drills. The East Zone deposit is open to expansion to depth and in all lateral directions. A Location Plan Map and Cross Sections are posted on Northern Dynasty's website at www.northerndynasty.com.

All results from the 2005 drilling program have now been announced. The bid process for a contract for follow-up drilling is complete. A four-rig, deep drilling program to fully delineate this exciting new discovery has been contracted to start in March 2006. An initial resource estimate for the East Zone is also underway, for release early in 2006.

Hole 5334 was drilled on an azimuth of 090 degrees at a dip of 75 degrees and entered the mineralized system at a vertical depth of 2645 feet below surface. Holes 5335, 5336 and 5337 were drilled vertically and entered the mineralized body 1690, 1645, and 1550 feet, respectively, below surface. Detailed results for the four new holes are listed below.

NEW EAST ZONE ASSAY RESULTS
Drill Hole		From	To	Intercept	Cu	Au2	Mo	CuEQ[1]
Number		feet	feet	feet	%	g/t	%	%
5334		2706	3766	1060	0.58	0.95	0.022	1.26
5334	Incl.	2755	3670	915	0.62	1.06	0.023	1.38
5334	and	3078	3408	330	0.64	1.81	0.019	1.82
5335		1690	4168	2478	0.81	0.44	0.023	1.21
5335	Incl.	1690	3436	1746	0.97	0.42	0.023	1.35
5335	and	1698	2548	850	1.09	0.44	0.022	1.48
5336		1645	4228	2584	0.67	0.23	0.055	1.13
5336	Incl.	1645	1794	150	1.16	0.71	0.059	1.92
5336	Incl.	1862	2508	646	0.85	0.33	0.063	1.42
5336	Incl.	3178	3878	700	0.81	0.27	0.052	1.28
5337		1650	3678	2028	0.83	0.34	0.041	1.28
5337	Incl.	1650	2838	1188	1.10	0.48	0.036	1.60
5337	and	1650	2408	758	1.26	0.37	0.038	1.70

Note 1 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05)
Note 2 Au values > 5.0 g/t capped at 5.0 g/t

During 2005, significant progress was achieved by Northern Dynasty on its comprehensive C$44.7 million drilling, engineering and nvironmental/socio-economic programs. Objectives for 2005 included the preparation of a feasibility study by year end and preparation of applications for project permitting by state and federal agencies, for submittal in mid-2006. However, plans are currently being revised to incorporate this recently discovered substantial high-grade porphyry deposit adjoining the Pebble deposit on the east. Until the new deposit is extensively drilled and delineated, it is premature to finalize the feasibility study or to prepare permit applications. The Company's current goal is to optimize the project design with regard to mineral resources as well as social, environmental, and economic factors. Accordingly, the completion of the feasibility study and environmental applications has been deferred until the results of the East Zone drilling are integrated into the overall Pebble Project plan, in order to assess the impact of this new zone.

Mark Rebagliati, P.Eng., is the Qualified Person for the exploration and drilling programs for the Pebble Project and is supervising the quality control and quality assurance programs. Core logging and sampling are completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is sawn and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information about CuEQ

Copper equivalency or "CuEQ" is a manner of expressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of definitive metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ. CuEQ is provided for illustrative purposes only.

NORTHERN DYNASTY MINERALS LTD.
PEBBLE PROJECT
TABLE OF EAST ZONE ASSAY RESULTS

Drill Hole	Vertical Depth to Cretaceous	Hole Dip	Hole Direction	From		To	Intercept	Cu	Au2	Mo	CuEQ[1]
number	feet	Degrees	degrees	feet		feet	feet	%	g/t	%	%
5311	1060	-90	0		1068	1378	310	0.37	0.32	0.015	0.64
5311					1618	2188	570	0.46	0.41	0.019	0.81
5316	1958+	-90	0	Hole Lost in Tertiary Rocks - No Assays
5318	574	-90	0		574	2078	1504	0.40	0.41	0.030	0.82
5318				Incl.	708	1218	510	0.59	0.62	0.026	1.10
5321	730	-65	92		804	1868	1065	0.42	0.47	0.019	0.81
5321				Incl.	804	1123	320	0.58	0.66	0.023	1.10
5324	1300	-60	109		1937	4017	2080	0.54	0.26	0.026	0.85
5324				Incl.	2447	4017	1570	0.59	0.30	0.031	0.95
5324				and	2717	3847	1130	0.65	0.38	0.033	1.06
5324				and	3017	3847	830	0.66	0.43	0.039	1.14
5325	780	-65	90		872	1528	656	0.37	0.55	0.009	0.74
5325				Incl.	1158	1378	220	0.44	0.67	0.009	0.89
5326	1760	-65	125		2003	4258	2255	0.45	0.50	0.030	0.92
5326				Incl.	2008	3008	1000	0.64	0.83	0.029	1.30
5326				and	2008	2348	340	0.77	1.07	0.039	1.63
5326				and	2488	2998	510	0.61	0.81	0.021	1.21
5327	1500	-65	90		1719	4338	2619	0.87	0.70	0.028	1.45
5327				Incl.	1732	2337	605	0.90	1.06	0.013	1.60
5327				Incl.	2457	3977	1520	0.95	0.70	0.034	1.56
5327				and	2897	3187	290	1.08	1.30	0.029	2.00
5330	1530	-60	60		1869	4211	2342	0.99	0.26	0.036	1.36
5330				Incl.	1869	2815	946	1.37	0.15	0.031	1.64
5330				and	1869	2235	366	1.70	0.11	0.028	1.93
5330				Incl.	4005	4211	206	1.12	0.22	0.054	1.57
5331	1275	-60	90		1521	3946	2425	0.55	0.28	0.040	0.95
5331				Incl.	1521	1638	117	0.74	0.39	0.036	1.18
5331				Incl.	2191	2358	167	0.73	0.43	0.029	1.16
5331				and	3468	3946	478	0.74	0.39	0.042	1.22
5332	1595	-60	90		1839	4206	2367	0.89	0.33	0.055	1.41
5332				Incl.	1839	2656	817	1.28	0.28	0.050	1.74
5333	3650+	-60	90	Hole Lost in Tertiary Rocks - No Assays
5334	2560	-75	90		2706	3766	1060	0.58	0.95	0.022	1.26
5334				Incl.	2755	3670	915	0.62	1.06	0.023	1.38
5334				and	3078	3408	330	0.64	1.81	0.019	1.82
5335	1690	-90	0		1690	4168	2478	0.81	0.44	0.023	1.21
5335				Incl.	1690	3436	1746	0.97	0.42	0.023	1.35
5335				and	1698	2548	850	1.09	0.44	0.022	1.48
5336	1645	-90	0		1645	4228	2584	0.67	0.23	0.055	1.13
5336				Incl.	1645	1794	150	1.16	0.71	0.059	1.92
5336				Incl.	1862	2508	646	0.85	0.33	0.063	1.42
5336				Incl.	3178	3878	700	0.81	0.27	0.052	1.28
5337	1550	-90	0		1650	3678	2028	0.83	0.34	0.041	1.28
5337				Incl.	1650	2838	1188	1.10	0.48	0.036	1.60
5337				and	1650	2408	758	1.26	0.37	0.038	1.70

Note 1 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05)
Note 2 Au values > 5.0 g/t capped at 5.0 g/t